R.R. Donnelley & Sons Company

Filed pursuant to Rule 433

Registration No. 333-162931

February 28, 2012

This pricing term sheet relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, subject to completion, dated February 28, 2012, relating to these securities and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

PRICING TERM SHEET

Issuer	R.R. Donnelley & Sons Company

Title of Security	8.250% Notes due 2019

Aggregate Principal Amount	$450,000,000

Transaction Date	February 28, 2012

Settlement Date	March 13, 2012 (T+10)

Maturity	March 15, 2019

Interest Payment Dates	March 15 and September 15 of each year, commencing on September 15, 2012

Coupon	8.250%

Yield to Maturity	8.250%

Redemption Provision	Callable at the greater of par or the make-whole (Adjusted Treasury Rate plus 50 basis points)

Price to Public	100.00% of the principal amount thereof

Gross Proceeds	$450,000,000

Use of Proceeds

The net proceeds from this offering of notes will be approximately $442.5 million after deducting the underwriting discount and our estimated expenses relating to the offering. We intend to use the net proceeds from this offering (1) to partially fund tender offers for up to $450.0 million aggregate principal amount of our debt securities, including up to $350 million aggregate principal amount of our 4.95% Notes due 2014 and up to $100 million aggregate principal amount of our 5.50% Notes due 2015 and (2) to pay premiums in connection with those tender offers. If there are any remaining proceeds, we intend to use those proceeds to repay borrowings under our revolving credit facility.

Capitalization	The following table sets forth our capitalization as of December 31, 2011, on an actual basis and on an as adjusted basis to give effect to the sale of the notes offered hereby and the application of those net proceeds as described, assuming that (1) we tender for $450 million of outstanding notes and that amount of notes is purchased in those tender offers, (2) we pay $21.0 million in premiums in connection with the tender offers, and (3) we unwind swaps associated with the notes purchased in those tender offers with a recorded fair value adjustment (included in “Other existing indebtedness”) of approximately $11.6 million. The net effect of (2) and (3) is reflected in our As Adjusted shareholders’ equity.

	As of December 31, 2011
	Actual	As Adjusted
	($ amounts in millions)
Total debt (including current portion):
Revolving credit facility(1)	$65.0	$83.9
Existing notes and debentures	3,549.0	3,099.0
Notes offered hereby	—	450.0
Other existing indebtedness	46.5	34.9

Total debt (including current portion)	3,660.5	3,667.8
Total RR Donnelley shareholders’ equity	1,042.7	1,035.8
Noncontrolling interests	19.5	19.5

Total capitalization	$4,722.7	$4,723.1

(1)

As of February 27, 2012, there were $365.0 million of borrowings outstanding under the revolving credit facility. As of February 27, 2012, as adjusted for borrowings under our revolving credit facility to purchase notes in the tender offers on the basis set forth above, we would have had $383.9 million of borrowings outstanding under our revolving credit facility.

CUSIP/ISIN Numbers	CUSIP: 257867AY7 ISIN: US257867AY73

Joint Book-Running Managers	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers

Citigroup Global Markets Inc.

Mitsubishi UFJ Securities (USA), Inc.

U.S. Bancorp Investments, Inc.

ING Financial Markets LLC

Scotia Capital (USA) Inc.

Fifth Third Securities, Inc.

PNC Capital Markets LLC

TD Securities (USA) LLC

Evercore Group L.L.C.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merrill Lynch toll-free at 1-800-294-1322 or J.P. Morgan toll-free at 1-800-245-8812 or Wells Fargo Securities toll-free at 1-800-326-5897.

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